Exhibit 99.1

Nayax Reports Second Quarter 2026 Results

Revenue of $123 million, revenue growth of 28%

Year to Date Organic Revenue growth of 24% (1)

Loss of $10.1 million due to high stock-based compensation expenses. Adjusted Net Income of $6 million

Adjusted EBITDA of $14.1 million (1)

Reaffirms full year 2026 revenue and Adjusted EBITDA guidance

HERZLIYA, Israel, August 10, 2026 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the second quarter ended June 30, 2026.

“We had a strong second quarter, with continued execution across the business. Revenue grew 28% to $123 million, with organic revenue growth of 24% year to date, our installed base surpassed 1.55 million devices, and our customer base reached 125,000. Our growth algorithm continues to work, and this quarter we began building the next layer on top of it. Through Lynkwell, we are deploying DC fast chargers at more than double the pre-acquisition pace, and with Nayax Capital we are laying the foundation for embedded financial services — building our in-house issuing capability and, as recently announced, applying for a U.S. bank charter. We are accelerating these investments because every service we add reaches the 1.55 million installed base we have already built, and I have never been more excited with the opportunities ahead of us," commented Yair Nechmad, Nayax Chief Executive Officer and Chairman of the Board.

(1)
Organic Revenue, Adjusted EBITDA, Free Cash Flow, Adjusted OPEX and Adjusted Net Income are non-IFRS financial measures. Please refer to the footnote 3 in the table below and the additional tables at the end of this press release for a reconciliation of Organic Revenue, Adjusted EBITDA, Free Cash Flow, Adjusted OPEX and Adjusted Net Income to the most directly comparable IFRS measure for each. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Net Income to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA and Adjusted Net Income (non-IFRS).

Second Quarter 2026 Financial Highlights

(All comparisons are relative to the second quarter and three-month period ended June 30, 2025, unless otherwise noted)

Revenue Summary	Q2 2026 ($M)	Q2 2025 ($M)	Growth (%)
Payment processing fees	53.9	43.1	25.1%
SaaS revenue	33.8	27.6	22.5%
Total recurring revenue (1)	87.7	70.7	24.0%
POS devices revenue (2)	34.9	24.9	40.2%
Total revenue (3)	122.6	95.6	28.2%

Margin Summary	Q2 2026	Q2 2025	Variance
Payment processing margin	40.5%	39.1%	+1.4%
SaaS margin	76.4%	74.2%	+2.2%
Total recurring margin	54.3%	52.8%	+1.5%
POS devices margin	28.1%	35.4%	-7.3%
Total margin	46.9%	48.3%	-1.4%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2) POS devices’ revenue includes revenues derived from the sale of our hardware products and other revenue.
(3) Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Total revenue for Q2 2026 includes $6.5 million of revenues from recent acquisitions.

•	Revenue increased 28.2% to $122.6 million from $95.6 million, driven by both new and existing customer expansion.

•	Organic Revenue (3) growth year to date was 24% and for the quarter 21.4%.

•	Recurring revenue from SaaS and payment processing fees grew 24.0%, to $87.7 million and represented 72% of total revenue.

•	POS devices revenue increased by 40.2% to $34.9 million with strong demand for our products across all market segments.

•	Gross margin was 46.9%:

o
Recurring margin improved to 54.3% from 52.8%, driven mainly by processing margin improvement to nearly 40.5% from 39.1% reflecting the ongoing benefits of renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities. SaaS margin improved as well to 76.4% from 74.2%. Both processing and SaaS margins reflect the Company’s growing scale

o
Hardware margin was 28.1% compared to 35.4%. The primary factor for hardware margin this quarter was product mix, approximately 65% of our hardware revenue growth came from Lynkwell which has lower HW margin than our VPOS product family. In addition, higher freight and logistics costs created modest pressure on hardware margins during the quarter.

•
Operating loss was $6.7 million compared to operating income of $9.5 million in last year’s second quarter. This year’s second quarter included stock-based compensation expenses of $12.4 million compared to $2.5 million in the prior-year period.

•
Financial expenses, net, for the quarter, increased by $4.3 million dollars as a result of Foreign exchange and interest expenses related to the two bonds offerings completed in 2025 on TASE, which raised a total of nearly 1 billion shekels.

•
The Company reported a loss of $10.1 million for the quarter, compared to net income of $11.7 million in the prior-year period. The primary driver in Q2 2026 was a significant increase in non-cash stock-based compensation expenses this quarter of $12.4 million dollars, as mentioned above. The prior year net income included a one-time gain of $5.6 million related to the share purchase of the remaining 51% of Nayax Capital (which was previously held as a joint venture).

•
Basic loss per share for the quarter ending June 30, 2026 was $(0.269) per share. Basic and diluted earnings per share for the second quarter ending June 30, 2025, were $0.316 and $0.308, respectively.

•	Adjusted net income was $6.0 million compared to $11.0 million in the prior-year period, driven primarily by higher financial expenses.

•	Basic and diluted adjusted earnings per share for the quarter ending June 30, 2026 were $0.161 and $0.144, respectively, compared to $0.298 and $0.291 for the quarter ending June 30, 2025.

•	Weighted average number of basic and diluted shares for the second quarter of 2026 were 37,574,900 and 41,870,272, respectively compared to 36,913,470 and 37,786,355 for the second quarter of 2025.

•
Adjusted OPEX of $44.2 million dollars was 36.0% of revenue, consistent as a percentage of revenue both sequentially and compared to the prior-year period. Adjusted OPEX had an unfavorable impact of $2.3 million dollars in the quarter compared sequentially to Q1 2026, due to foreign currency volatility.

•	Adjusted EBITDA increased to $14.1 million dollars, representing 12% of revenue compared to $12.6 million, representing a margin of 13% of total revenue, in last year’s second quarter.

•	Cash flow provided from operating activities for the first half of 2026 was $2.3 million.

•
Free Cash Flow for the second quarter was negative $13.1 million primarily reflecting several investments in long-term growth initiatives such as: Lynkwell’s more capital-intensive business, increased banking infrastructure investments, securing sourcing of key components and costs, and the timing of cash settlements from our processing activities.

•	As of June 30, 2026, the Company had $304 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances was $349 million.

Second Quarter 2026 Operational Metric Highlights

Key Performance Indicators	Q2 2026	Q2 2025	Growth (%)
Total transaction value ($m)	2,056	1,593	29.1%
Number of processed transactions (millions)	815	726	12.3%
Take rate (payments) (4)	2.62%	2.70%	-0.08%
Managed and connected devices (thousands)	1,553	1,377	12.7%
Customers	125,400	104,700	19.8%
ARPU ($) (5)	251	223	12.6%

(4) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.
(5) Average revenue per unit (ARPU) is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period.

•	Total transaction value grew by 29.1% to $2.1 billion.

•	Number of processed transactions increased 12.3% to 815 million.

•	Take rate was strong at 2.62%.

•	Growth in the customer base continued at a healthy pace, adding more than 5,300 new customers in the second quarter of 2026, an increase of 19.8% reaching 125,400.

•
ARPU increased to $251, representing a 12.6% increase driven by the continued conversion of existing machines from cash payments to cashless payments, and our expansion into verticals with higher transaction values, such as EV charging, amusement facilities, and car washes.

Stock Based Compensation Plan

In Q2 2026, the company initiated a senior leadership stock-based incentive plan, called the “Diamond Plan.” The total consideration for this plan is approximately $48 million dollars over five years. In addition, the Company awarded our CEO and CTO, both co-founders, with a long-term incentive plan tied to the  appreciation of Nayax’s share price, fully vesting at $240 per share price. The total consideration for the long-term investment plan is approximately $10 million dollars over three years. The Company believes this aligns the long-term incentives and interests of our co-founders and senior leadership team with shareholders.

Recent Business Highlights

•
Filed an application to establish Nayax America Bank Inc. under Connecticut's Innovation Bank Charter framework, a non-depository bank that once chartered would enable Nayax to offer corporate cards, controlled-spend programs, and working-capital solutions directly through its platform, extending Nayax's owned payment and card-issuing infrastructure (already held across the EU, UK, and Israel) into North America, its largest market. In parallel, Nayax launched Yellow Account, a new embedded banking product for U.S. customers that lets them receive settlement funds, hold balances, and use linked business debit cards ("Yellow Cards") directly within the Nayax platform. Approval of the charter application is subject to regulatory review and is not guaranteed.

•
Expanded into Panama, making Nayax’s cashless payment acceptance services available to local merchants through Grupo Sky. The launch extends Nayax’s Latin American footprint and supports card-present payments across unattended and self-service use cases, including vending, laundromats, EV charging, parking, and kiosks.

•
Expanded into North Macedonia, making Nayax’s full suite of cashless payment services available to merchants across the country. The launch strengthens Nayax’s presence in the Balkan region, building on existing operations in markets such as Croatia, and supports the continued adoption of cashless payments across unattended and self-service environments.

•
Added a new AI layer to Nayax's MoMa mobile app for vending and self-service operators, designed to help operators make better, more informed decisions and act faster from wherever they are. The new capabilities include an AI assistant that answers questions from an operator's own business data, data-driven planogram suggestions, and visual-recognition planogram setup.

•
Launched AI-powered Product Discovery for Retailers, natively integrated into the Nayax platform. The solution enables merchants to grow revenue and deepen customer engagement through real-time data and intelligent recommendations, capturing shopper intent at the moment of discovery and converting it into revenue across online and in-store channels.

•
Launched the VPOS Media 4 Series in Japan, comprising the VPOS Media 4 and VPOS Media 4 Mini, Android-based payment terminals purpose-built for Japan’s unattended commerce market across amusement, laundry, parking, and EV charging.

•
Appointed EFT Solutions Limited as authorized distributor and support partner in Hong Kong, expanding Nayax’s presence in Asia-Pacific through EFT Solutions’ established local sales channels and on-the-ground support. The partnership broadens access to Nayax’s cashless payment solutions across Hong Kong’s vending, self-service, amusement, EV charging, and automated retail sectors.

•
Completed the integration of VMtecnologia in Brazil, unifying all Brazilian operations under the Nayax brand and strengthening the Company’s position in Latin America. In connection with the rebrand, Nayax launched VPOS Media in Brazil’s fast-growing EV charging market, enabling direct card and digital-wallet payments at charging stations without requiring a third-party app.

Subsequent Events

Amendment to deferred consideration and contingent Liability - Nayax Brazil Acquisition - On July 1, 2026, the Company's Brazilian subsidiary, together with Nayax Ltd. as guarantor, entered into agreement with the sellers of its Brazilian operating entity (acquired in 2024 - VM TECNOLOGIA LTDA). Under the amendment, the parties agreed to replace all remaining contingent and deferred payment obligations, through a single fixed cash payment of approximately BRL 35 million (approximately $6.8 million). As a result, no further amounts or Nayax Ltd. shares will be issued due to the sellers in respect of these obligations. During the third quarter of 2026, the Company expects to recognize approximately $4.5 million as acceleration of future expenses in profit and loss.

2026 Financial Outlook

Nayax is reaffirming its financial outlook for 2026 of revenue in the range of $510 million to $520 million. The guidance is inclusive of organic revenue growth of 22% to 25%.

Adjusted EBITDA guidance for the year remains between $85 million and $90 million, which represents an adjusted EBITDA margin of about 17%, as we continue to improve our margins and our operating leverage through AI implementing and process automations.

The Company is revising its guidance for free cash flow. We now expect free cash flow conversion from Adjusted EBITDA of approximately 5% to 10% for the year (in our earnings release for the first quarter ended March 31, 2026 we projected approximately 40% for the year). This primarily reflects accelerated investments the Company is making to support its long-term growth initiatives. The areas of investment are in financial services (including lending, installment and issuing capabilities), capturing market share in the EV charging space, and securing sourcing of key components and costs. This update reflects the timing of cashflows rather than a change in our underlying operating outlook.

Mid-term Outlook

With respect to Nayax’s mid-term 2028 outlook, which was introduced shortly after its IPO in 2021, the Company continues to make measurable progress. The framework includes revenue of $1.0 billion driven by a combination of organic growth and strategic M&A, gross margin of 50%, and Adjusted EBITDA margin of 30%, as we continue to drive high margin recurring revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding forward-looking statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, August 10, 2026. The first will be in English for international investors and the second in Hebrew for Israel-based investors to discuss its second quarter 2026 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the call will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13761534&linkSecurityString=1f29c3bc04

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051

•	ISRAEL TOLL-FREE: 1-809-455-690

•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1769007&tp_key=f785b41e93

Following the conference call, a replay will be available until August 24, 2026. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921
•	Replay TOLL/INTERNATIONAL: 1-412-317-6671
•	Access PIN: 13761534

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

To access the conference call/webcast in Hebrew, use the link:

https://teams.microsoft.com/meet/340771838493476?p=nnMmI5L7APYpfdoF11

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of June 30, 2026, Nayax has 13 global offices, approximately 1,250 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 9, 2026 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. The constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.
The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Organic Revenue

Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure that we define as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Adjusted OPEX

Adjusted OPEX is a non-IFRS financial measure that we define as total OPEX excluding stock based compensation, depreciation and amortization.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure that we define as the net income or loss for the period, plus share-based compensation costs, one time and non-recurring items cost such as restructuring and M&A costs, amortization of acquired intangibles and gains or losses on equity investments.

Other Financial Metrics - Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30	December 31
	2026	2025
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	302,827	319,538
Restricted cash transferable to customers for processing activity	129,913	91,965
Short-term bank deposits	1,240	1,171
Receivables in respect of processing activity	58,245	47,865
Trade receivable, net	113,295	103,975
Inventory	30,088	28,594
Other current assets	47,076	27,056
Total current assets	682,684	620,164

NON-CURRENT ASSETS:
Long-term bank deposits	215	211
Other long-term assets	8,805	8,596
Right-of-use assets, net	8,295	8,911
Property and equipment, net	23,173	20,362
Goodwill and intangible assets, net	201,052	190,493
Deferred income tax assets	4,860	3,901
Total non-current assets	246,400	232,474
TOTAL ASSETS	929,084	852,638

The accompanying notes are an integral part of the financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30	December 31
	2026	2025
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	3,220	3,220
Current maturities of other long-term liabilities	5,567	5,538
Current maturities of leases liabilities	3,455	3,474
Payables in respect of processing activity	232,717	180,795
Trade payables	27,458	29,370
Other payables	49,349	52,021
Total current liabilities	321,766	274,418

NON-CURRENT LIABILITIES:
Long-term bank loans	8,855	10,465
Other long-term liabilities	3,626	9,329
Debentures	337,053	314,064
Lease liabilities	5,840	6,402
Deferred income taxes	6,563	6,945
Total non-current liabilities	361,937	347,205
TOTAL LIABILITIES	683,703	621,623

EQUITY:
Shareholders Equity:
Share capital	9	9
Additional paid in capital	245,823	242,759
Capital reserves	11,501	7,882
Accumulated deficit	(11,952)	(19,635)
TOTAL EQUITY	245,381	231,015
TOTAL LIABILITIES AND EQUITY	929,084	852,638

The accompanying notes are an integral part of the financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

		Six months ended June 30		Three months ended June 30
		2026	2025	2026	2025
		U.S. dollars in thousands
	Note	(Excluding Profit per share data)

Revenues	4	229,446	176,699	122,590	95,589
Cost of revenues	5	(119,725)	(90,628)	(65,143)	(49,417)
Gross Profit		109,721	86,071	57,447	46,172

Research and development expenses		(18,610)	(14,884)	(10,614)	(7,732)
Selling, general and administrative expenses		(85,256)	(58,759)	(48,936)	(31,218)
Depreciation and amortization in respect of technology and capitalized development costs		(7,879)	(6,502)	(4,054)	(3,326)
Other income (expenses)		(493)	11,710	(493)	5,621
Share of losses of equity method investees		-	(226)	-	-
Operating Income (loss)		(2,517)	17,410	(6,650)	9,517

Financial Income		7,395	7,935	4,440	6,099
Financial Expense		(12,600)	(5,958)	(6,239)	(3,631)
Profit (loss) before taxes on income		(7,722)	19,387	(8,449)	11,985

Tax expenses		(1,115)	(579)	(1,668)	(333)
Profit (loss) for the period		(8,837)	18,808	(10,117)	11,652

Earnings (Loss) per share attributed to shareholders of the Company:
Basic earnings (loss) per share		(0.236)	0.511	(0.269)	0.316
Diluted earnings (loss) per share		(0.236)	0.498	(0.269)	0.308

The accompanying notes are an integral part of the financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Profit (loss) for the period	(8,837)	18,808	(10,117)	11,652

Other comprehensive income (loss) for the period:
Items that may be reclassified to profit or loss:
Gain (loss) from translation of financial statements of foreign operations	(404)	529	(1,506)	(157)
Gain on cash flow hedges	4,023	2,033	5,561	3,104
Total other comprehensive income (loss) for the period	3,619	2,562	4,055	2,947
Total comprehensive income for the period	(5,218)	21,370	(6,062)	14,599

The accompanying notes are an integral part of the financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2025 (audited)	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes in the six months ended June 30, 2025:
Profit for the period	-	-	-	-	-	18,808	18,808
Issuance of warrants, net	-	5,706	-	-	-	-	5,706
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	2,033	529	-	2,562
Employee options exercised and vesting of RSUs	*	3,090	-	-	-	-	3,090
Share-based payment	-	-	-	-	-	4,854	4,854
Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487

Balance as of January 1, 2026 (audited)	9	242,759	516	10,391	(3,025)	(19,635)	231,015
Changes in the six months ended June 30, 2026:
Loss for the period	-	-	-	-	-	(8,837)	(8,837)
Other comprehensive income (loss) for the period	-	-	-	4,023	(404)	-	3,619
Employee options exercised and vesting of RSUs	*	3,064	-	-	-	-	3,064
Share-based payment	-	-	-	-	-	16,520	16,520
Balance as of June 30, 2026 (unaudited)	9	245,823	516	14,414	(3,429)	(11,952)	245,381

(*) Presents an amount less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of March 31, 2025 (unaudited)	9	227,571	463	8,902	(1,918)	(54,224)	180,803
Changes in the three months ended June 30, 2025:
Profit for the period	-	-	-	-	-	11,652	11,652
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	3,104	(157)	-	2,947
Employee options exercised and vesting of RSUs	*	1,940	-	-	-	-	1,940
Share-based payment	-	-	-	-	-	2,923	2,923
Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487

Balance as of March 31, 2026 (unaudited)	9	243,877	516	8,853	(1,923)	(15,956)	235,376
Changes in the three months ended June 30, 2026:
Loss for the period	-	-	-	-	-	(10,117)	(10,117)
Other comprehensive income (loss) for the period	-	-	-	5,561	(1,506)	-	4,055
Employee options exercised and vesting of RSUs	*	1,946	-	-	-	-	1,946
Share-based payment	-	-	-	-	-	14,121	14,121
Balance as of June 30, 2026 (unaudited)	9	245,823	516	14,414	(3,429)	(11,952)	245,381

(*) Presents an amount less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	(8,837)	18,808	(10,117)	11,652
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	11,156	(4,573)	8,858	1,294
Net cash provided by (used in) operating activities	2,319	14,235	(1,259)	12,946

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(17,164)	(12,488)	(9,370)	(6,262)
Acquisition of property and equipment	(4,291)	(1,906)	(2,487)	(1,110)
Loans granted to related companies and others	808	(2,062)	579	(1,962)
Decrease (Increase) in bank deposits	-	9,006	-	(549)
Interest received	5,649	2,873	2,833	1,576
Investments in financial assets and other asset	(270)	(5,000)	-	(5,000)
Proceeds from sub-lessee	-	22	-	-
Payments for acquisitions of subsidiaries, net of cash acquired	-	(15,541)	-	(7,341)
Payment of deferred consideration and contingent consideration of subsidiary acquisition	(5,526)	(5,519)	(2,758)	(1,983)
Net cash used in investing activities	(20,794)	(30,615)	(11,203)	(22,631)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debentures and warrants, net	-	132,941	-	-
Interest paid	(10,170)	(1,598)	(395)	(400)
Changes in short-term bank credit and short term loan	-	(26,000)	-	(774)
Repayment of long-term bank loans	(1,610)	(7,079)	(805)	(805)
Repayment of other long-term liabilities	-	(1,000)	-	-
Employee options exercised	3,156	2,680	1,812	1,484
Principal lease payments	(1,924)	(1,433)	(1,000)	(729)
Net cash provided by (used in) financing activities	(10,548)	98,511	(388)	(1,224)

Increase (Decrease) in cash and cash equivalents	(29,023)	82,131	(12,850)	(10,909)
Balance of cash and cash equivalents at beginning of period	319,538	83,130	304,745	176,763
Gains (losses) from exchange differences on cash and cash equivalents	11,437	6,889	12,026	6,605
Gains (losses) from translation of cash and cash equivalents of foreign operation	875	117	(1,094)	(192)
Balance of cash and cash equivalents at end of period	302,827	172,267	302,827	172,267

The accompanying notes are an integral part of the financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	14,749	11,735	7,572	6,014
Post-employment benefit obligations, net	28	35	19	24
Deferred taxes	(1,523)	(1,072)	(299)	(381)
Finance expenses, net	4,378	3,681	107	5,143
Income from gaining control in subsidiary	-	(12,152)	-	(6,063)
Share of loss of equity method investee	-	226	-	-
Long-term deferred income	(963)	105	(217)	144
Expenses in respect of share-based compensation	14,647	4,295	12,395	2,512
Total adjustments	31,316	6,853	19,577	7,393

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(37,948)	(20,435)	(31,777)	(8,766)
Decrease (Increase) in receivables from processing activity	(10,380)	(35,347)	14,875	(15,895)
Increase in trade receivables	(9,355)	(4,295)	(12,687)	(5,693)
Increase in other current assets	(8,559)	(2,448)	(6,208)	(2,704)
Increase in inventory	(1,241)	(2,498)	(1,311)	(1,714)
Increase in payables in respect of processing activity	51,922	57,212	15,967	25,689
Increase (Decrease) in trade payables	(2,109)	(7,690)	5,216	(1,309)
Increase (Decrease) in other payables	(2,490)	4,075	5,206	4,293
Total changes in operating asset and liability items	(20,160)	(11,426)	(10,719)	(6,099)
Total adjustments required to reflect the cash flow from operating activities	11,156	(4,573)	8,858	1,294

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	197	154	-	39
Recognition of right-of-use assets through lease liabilities	1,221	-	1,093	-
Share based payments costs attributed to development activities, capitalized as intangible assets	1,873	559	1,726	411

The accompanying notes are an integral part of the financial statements.

IFRS to Non-IFRS Reconciliation

The following is a reconciliation of Net Income/(Loss) for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Jun 30, 2026	Jun 30, 2025
Net income/(loss) for the period	(10,117)	11,652
Finance expense, net	1,799	(2,468)
Income tax expense	1,668	333
Depreciation and amortization	7,572	6,014
EBITDA	922	15,531
Share-based payment costs	12,395	2,512
Employment benefit cost(1)	319	188
Other (income) expenses(2)	493	(5,621)
Adjusted EBITDA	14,129	12,610

(1)	Primarily other compensation arrangements provided to the shareholders of VMT

(2)
Other Income for Q2 2025 is primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Nayax Capital. Other Expenses for Q2 2026 are mainly payroll expenses resulting from one-time structural change made by the Company

The following is a reconciliation of Net Income/(Loss) for the period, the most directly comparable IFRS financial measure, to Adjusted Net Income for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Jun 30, 2026	Jun 30, 2025
Net income/(loss) for the period	(10,117)	11,652
Share-based payment costs	12,395	2,512
Employment benefit cost(1)	319	188
Other (income) expense(2)	493	(5,621)
Amortization of acquired intangibles(3)	2,949	2,277
Adjusted net income for the period	6,039	11,008

(1)	Primarily other compensation arrangements provided to the shareholders of VMT

(2)
Other Income for Q2 2025 is primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Nayax Capital. Other Expenses for Q2 2026 are mainly payroll expenses resulting from one-time structural change made by the Company

(3)	Includes deferred tax income related to amortization of acquired intangibles

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Jun 30, 2026	Jun 30, 2025
Operating Cash	(1,259)	12,946
Capitalized development costs	(9,370)	(6,262)
Acquisition of property and equipment	(2,487)	(1,110)
Free Cash Flow	(13,116)	5,574

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Jun 30, 2026	Jun 30, 2025
OPEX	63,604	42,276
Stock Based Compensation	(11,997)	(2,371)
Depreciation & Amortization	(7,133)	(5,710)
Employment Benefit Cost(1)	(319)	(188)
Adjusted OPEX	44,155	34,007

(1)	Primarily other compensation arrangements provided to the shareholders of VM